Sun Life Financial

Sun Life Financial declares quarterly dividends on Common and Preferred Shares payable in Q4 2014

TORONTO – (November 5, 2014) – The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.36 per common share, payable on December 31, 2014 to shareholders of record at the close of business on November 26, 2014. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on December 31, 2014 to shareholders of record at the close of business on November 26, 2014:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.271875 per share
Series 10R	$0.24375 per share
Series 12R	$0.26563 per share

Dividends payable on December 31, 2014 to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares from treasury at the volume weighted average market price determined in accordance with the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2014 the Sun Life Financial group of companies had total assets under management of $698 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com